EXHIBIT 99.1

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1

Tel:  (905) 726-2462
Fax:  (905) 726-7164

MAGNA ANNOUNCES MANAGEMENT CHANGE

AURORA, ON, Sept. 13, 2010 - Magna International Inc. (TSX: MG, NYSE: MGA) today announced that Siegfried Wolf, Magna's Co-Chief Executive Officer, has resigned as a director and officer effective November 15, 2010, in order to pursue an opportunity with Basic Element and its machinery division OJSC Russian Machines, the parent company of Russian automotive OEM, GAZ Group. Magna's Board of Directors has accepted Mr. Wolf's resignation and has confirmed that Donald Walker will be Magna's sole Chief Executive Officer.

Frank Stronach, Magna's Chairman, stated: "On behalf of the Board, management and Magna's employees, I would like to express our appreciation for Sigi's major contribution to Magna's success over the years, including in establishing our strong presence in Europe. When Oleg Deripaska recently approached us for permission for Basic Element to make an offer to Sigi, we made it clear that the decision should ultimately rest with Sigi. Magna's decentralized culture and operating principles ensure that our success is not dependent on any one person. We respect the choice Sigi has made and wish him success in pursuing this new challenge."

Added Frank: "We also recognize the potential benefits that could arise from this opportunity - Magna stands to further strengthen its relationship with Basic Element and continue to grow in the recovering Russian automotive market, while Basic Element gains an experienced manager with extensive full vehicle assembly expertise who can immediately assist its automotive division in pursuing its modernization and growth strategy."

"Sigi has done a great job for Magna, particularly in building a strong European management team and strengthening our relationships with our European-based customers," added Don Walker. "Notwithstanding this change, our executive management team, together with the global management teams at our operating groups and the decentralized management of our operating divisions remain committed to continuing to deliver strong operating and financial results with a continued focus on innovation and expanding our geographic footprint."

Mr. Wolf stated: "I have the utmost respect for Magna and the culture and principles that Frank Stronach has instilled. While I look forward to this new challenge with Basic Element, I intend to remain a friend and strong supporter of Magna and have no doubt that it will continue to succeed under the guidance of Don and the rest of the executive management team. I also look forward to potential future opportunities to work together with Magna in connection with Magna's ongoing expansion strategy in Russia and the important role that I am sure it will play in the development of the Russian automotive industry."

About Magna

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.

We have approximately 76,000 employees in 242 manufacturing operations and 76 product development, engineering and sales centres in 25 countries.

For further information: Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100